SD 2/3/04

04001644

S

COMMISSION

0549

VF 1-30-04

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SEC MAIL PROCESSING SECTION
RECEIVED
JAN 28 2004
WASH, D.C. 183

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24611

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2002 (MM/DD/YY) AND ENDING November 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Danny Thomas Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

212 Center Street, Suite 400
(No. and Street)

Little Rock (City) Arkansas (State) 72201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William D. (Danny) Thomas (501) 374-2231
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier, Rickels & Bailey, P.A.
(Name – *if individual, state last, first, middle name*)

415 N. McKinley, Suite 1100 (Address) Little Rock (City) Arkansas (State) 72205 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 04 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **William D. Thomas**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Danny Thomas Investments, Inc.**, as of **November 30**, 20**03**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PHILLIP RICKELS
MY COMM. EXP.
NOTARY PUBLIC
NOV. 15, 2011
PULASKI CO., ARKANSAS

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition. **(Balance Sheets)**
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXXX. **Cash Flows**
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DANNY THOMAS INVESTMENTS, INC.

NOVEMBER 30, 2003 AND 2002

FINANCIAL STATEMENTS

WITH

INDEPENDENT AUDITOR'S REPORT

Frazier, Rickels & Bailey, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

THE PLAZA WEST BUILDING
415 NORTH McKINLEY STREET, SUITE 1100
LITTLE ROCK, ARKANSAS 72205
501-666-0900 FAX 501-666-0071

Independent Auditor's Report

Board of Directors
Danny Thomas Investments, Inc.
Little Rock, Arkansas

We have audited the accompanying balance sheets of Danny Thomas Investments, Inc. (a subsidiary of The Danny Thomas Co.) as of November 30, 2003 and 2002, and the related statements of income, stockholder's equity, cash flows, changes in liabilities subordinated to general creditors and net capital computation for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. We did not examine procedures for safeguarding securities due to the fact that the Company does not handle securities.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Danny Thomas Investments, Inc. as of November 30, 2003 and 2002 and the results of its operations, cash flows, changes in liabilities subordinated to general creditors and net capital computation for the years then ended, in conformity with generally accepted accounting principles and comply in all material respects with the applicable accounting requirements of the Securities Act of 1934 and the published rules and regulations thereunder.

Frazier, Rickels + Bailey, P.A.

Frazier, Rickels & Bailey, P.A.
Certified Public Accountants
Little Rock, Arkansas
January 23, 2004

Danny Thomas Investments, Inc.
Balance Sheets
November 30, 2003 and 2002

Assets

	2003	2002
Current Assets		
Cash	$ 11,210	$ 12,938
Total Current Assets	11,210	12,938
Other Assets		
Due from Parent	37,731	37,200
Total Other Assets	37,731	37,200
Total Assets	$ 48,941	$ 50,138

Liabilities and Stockholder's Equity

	2003	2002
Current liabilities	---	---
Stockholder's Equity		
Common stock, par value $1 per share: 500 shares authorized, 300 shares issued and outstanding	$ 300	$ 300
Paid-in capital	15,585	15,585
Retained earnings	33,056	34,253
Total Stockholder's Equity	48,941	50,138
Total Liabilities and Stockholder's Equity	$ 48,941	$ 50,138

The accompanying notes are an integral part of these financial statements.

Danny Thomas Investments, Inc.
Statements of Income
For the Years Ended November 30, 2003 and 2002

	2003	2002
Revenue		
Commissions	$ 22,600	$ 124,500
Interest	117	107
Total Income	22,717	124,607
Costs and Expenses		
Accounting	1,661	1,000
Bank fees	0	51
Commissions	20,100	117,500
Fidelity bond	0	510
Licensing fees	1,909	916
Postage	25	1
Supplies	700	414
Taxes - general	50	50
Total Expenses	24,445	120,442
Net income (loss) before income taxes (benefit)	(1,728)	4,165
Provision for income taxes	(531)	940
Net income (loss)	$ (1,197)	$ 3,225

The accompanying notes are an integral part of these financial statements

Danny Thomas Investments, Inc.
Statements of Stockholder's Equity
For the Years Ended November 30, 2003 and 2002

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - November 30, 2001	$ 300	$ 15,585	$ 31,028	$ 46,913
Net income	---	---	3,225	3,225
Balance - November 30, 2002	300	15,585	34,253	50,138
Net (loss)	---	---	(1,197)	(1,197)
Balance - November 30, 2003	$ 300	$ 15,585	$ 33,056	$ 48,941

The accompanying notes are an integral part of these financial statements.

Danny Thomas Investments, Inc.
Statements of Cash Flows
For the Years Ended November 30, 2003 and 2002

	2003	2002
Cash flows from operating activities		
Net income (loss)	$ (1,197)	$ 3,225
Adjustment to reconcile net income (loss) to operating activities		
Depreciation	0	0
Net cash provided (used) by operating activities	(1,197)	3,225
Cash flows from investing activities		
(Increase) Decrease in due from parent	(531)	2,541
Net cash provided by investing activities	(531)	2,541
Net increase (decrease) in cash and cash equivalents	(1,728)	5,766
Cash and cash equivalents - beginning of year	12,938	7,172
Cash and cash equivalents - end of year	$ 11,210	$ 12,938

The accompanying notes are an integral part of these financial statements.

Danny Thomas Investments,Inc.
Statement of Changes in Liabilities
Subordinated to General Creditors
As of November 30, 2003 and 2002

There were no liabilities subordinated to claims of general creditors at November 30, 2003 and 2002.

The accompanying notes are an integral part of these financial statements.

Danny Thomas Investments, Inc.
Statements of Net Capital Computation
As of November 30, 2003 and 2002

Computation of Basic Net Capital Requirements

	2003	2002
Total ownership equity from balance sheet	$ 48,941	$ 50,138
Less: Net fixed assets	---	---
Amounts due from parent	(37,731)	(37,200)
Net capital	$ 11,210	$ 12,938
Minimum net capital required	$ 5,000	$ 5,000
Total net capital required	$ 5,000	$ 5,000
Excess net capital at 1500%	$ 11,210	$ 12,938
Excess net capital at 1000%	$ 11,210	$ 12,938
Total aggregate indebtedness-liabilities from balance sheet	-	-
Ratio of aggregate indebtedness	N/A	N/A
Debt-equity ratio	(A)	(A)

(A) The Company has no satisfactory subordination agreements, therefore, these ratios cannot be computed.

Reconciliation of Audited Net Capital
and Unaudited FOCUS IIA Report Net Capital

	2003	2002
Net Capital per November 30 FOCUS IIA report	$ 10,643	$ 12,365
Reconciling items:		
Additional cash not on FOCUS IIA	567	573
Net Capital per November 30 audited statements	$ 11,210	$ 12,938

The accompanying notes are an integral part of these financial statements.

Danny Thomas Investments, Inc.
Notes to Financial Statements
November 30, 2003 and 2002

1. Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform with generally accepted accounting principles and practices within the securities industry. The policies that materially affect financial position and the results of operations are summarized as follows:

A. Operations - The Company is a registered broker-dealer operating in the State of Arkansas. Its primary source of revenue is fees and commissions from the brokerage of commercial and residential mortgage loans.

B. Use of estimates - The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

C. Income taxes - Amounts provided for income taxes are based on income for financial statement purposes. In 2003 and 2002, the Company filed a consolidated income tax return with The Danny Thomas Co. These entities allocate income tax expense on a separate return basis.

C. Cash equivalents - For the purposes of the statement of cash flows, Danny Thomas Investments, Inc. considers all highly liquid cash investments to be cash equivalents.

E. Property and equipment - Property and equipment is stated at cost. Depreciation is provided for by the straight-line and accelerated methods over the useful lives of the related assets.

2. Income Taxes

Income taxes consists of the following:

	2003	2002
Current expense (benefit)	$ (531)	$ 940

The reasons for the difference between the actual tax expense and tax computed at the federal income tax rate are as follows:

Variances Caused by Enacted Rate Changes

The income tax provision differs from the expenses that would result from applying federal statutory rates to income before income taxes to reflect the benefit of an enacted tax rate reduction.

3. The Mortgage Center

During the year ended November 30, 1994, the Company began operating a new division under the registered fictitious name of "The Mortgage Center." The new division's activities consist of processing home loan applications for an out of state lender. The Company will not be the lender or service any loans.

3. The Mortgage Center (cont')

Prior to operating "The Mortgage Center" the Company notified the Arkansas Securities Department and the NASD.

4. Exemption From Rule 15c3-3

The broker - dealer claims exemption from Rule 15c3-3 pursuant to paragraph 15c3-3(k)(2)(i).

5. Satisfactory Subordination Agreements

There were no liabilities subordinated to claims of general creditors at November 30, 2003 and 2002.

6. Related Parties

Danny Thomas Investments, Inc. is a wholly owned subsidiary of The Danny Thomas Co. It shares office space with its parent and reimburses The Danny Thomas Co. for operating expenses and other overhead items.

All the revenue for 2003 and 2002 was received from transactions with partnership entities a general partner of which is the sole owner of the Company's parent (The Danny Thomas Co.).

The sole owner of the Company's parent received commissions of $10,050 and $58,750 for 2003 and 2002, respectively.

DANNY THOMAS INVESTMENTS, INC.

INDEPENDENT ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

NOVEMBER 30, 2003

Independent Accountant's Report on Internal Accounting Control

To the Board of Directors
Danny Thomas Investments, Inc.
Little Rock, Arkansas

In planning and performing our audit of the financial statements of Danny Thomas Investments, Inc. for the year ended November 30, 2003, we considered its internal structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Danny Thomas Investments, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)11 and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted no matters involving the accounting systems and control procedures that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Frazier, Rickels + Bailey, P.A.

January 23, 2004
Little Rock, Arkansas